Morgan, Lewis & Bockius LLP                                         MORGAN LEWIS
Philadelphia, PA  19103-2921
Tel:  215.963.5000
Fax:  215.963.5001
www.morganlewis.com

December 13, 2017

FILED AS EDGAR CORRESPONDENCE

Ms. Karen Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re: The Advisors' Inner Circle Fund 485(a) Filing (File Nos. 033-42484 and 811-06400)
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Dear Ms. Rossotto:

On behalf of our client, the Advisor's Inner Circle Fund (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone, regarding the Trust's post-effective amendment no. 286, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 287, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the AT All Cap Growth Fund (the "All Cap Growth Fund") and AT Equity Income Fund (the "Equity Income Fund" and together with the All Cap Growth Fund, the "Funds" and each, a "Fund"). As disclosed in the Amendment, it is anticipated that (i) the All Cap Growth Fund will acquire the assets and liabilities of the Geneva Advisors All Cap Growth Fund and (ii) the Equity Income Fund will acquire the assets and liabilities of the Geneva Advisors Equity Income Fund. Each of the Geneva Advisors All Cap Growth Fund and Geneva Advisors Equity Income Fund is a series of Trust for Professional Managers and is defined below as a "Predecessor Fund."

Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

PROSPECTUS COMMENTS APPLICABLE TO BOTH FUNDS

1. COMMENT. Regarding footnote 2 of each Fund's Fee Table, please confirm that the Adviser will recoup only fees that it waives for or expenses that it reimburses to the Fund and not fees that it or the Predecessor Adviser previously waived for its Predecessor Fund or expenses that it or the Predecessor Adviser previously reimbursed to its Predecessor Fund.

     RESPONSE. Each Fund is a "shell" fund with no assets or liabilities that was formed for the purpose of acquiring the assets and liabilities of its corresponding Predecessor Fund in its respective reorganization. Each Predecessor Fund will be the accounting survivor of its reorganization into its corresponding Fund. The Trust notes that the Agreement and Plan of Reorganization governing the reorganization of each Predecessor Fund into its corresponding Fund expressly defines any contractual obligation of the Predecessor Fund to reimburse the Adviser or the Predecessor Adviser for investment advisory fees previously waived or Predecessor Fund expenses previously reimbursed as a "Liability" assumed by the Fund. Therefore, the Trust respectfully declines to make the requested confirmation.

2. COMMENT. In footnote 2 of each Fund's Fee Table, please disclose that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.

     RESPONSE. The Trust confirms that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment and believes that its current disclosure in footnote 2 is responsive to this Comment.

3. COMMENT. Please confirm that the Adviser may recoup waived fees and/or reimbursed expenses only if the recoupment would be within three years of the date of the fee waiver and/or expense reimbursement.

     RESPONSE. The Trust confirms that the Adviser may recoup waived fees and/or reimbursed expenses only if the recoupment would be within three years of the date of the fee waiver and/or expense reimbursement.

4. COMMENT. Please disclose what "relative performance" means as used in the last paragraph of each Fund's "Principal Investment Strategies" section.

     RESPONSE. The requested change has been made.

5. COMMENT. If either the All Cap Growth Fund or Equity Income Fund will invest in unsponsored depositary receipts, please discuss the risks of such investments in the Fund's "Depositary Receipts Risk" disclosure.

     RESPONSE. The requested change has been made.

6. COMMENT. Please consider moving the following disclosure currently located in a Fund's "Principal Risks" section to the appropriate Fund's corresponding "Principal Investment Strategies" section: (i) the first sentence of each of the All Cap Growth Fund's and Equity Income Fund's "Investment Style Risk," (ii) the first two sentences of the Equity Income Fund's "MLPs Risk" and (iii) the first sentence of the Equity Income Fund's "REIT Risk."

     RESPONSE. (i) The first sentence of each Fund's "Investment Style Risk" reads: "The Fund pursues a "growth style" of investing, meaning that the Fund invests in equity securities of companies that the Adviser believes will increase their earnings at a certain rate that is generally higher than the rate expected for non-growth companies." The following sentence reads: "If a growth company does not meet these expectations, the price of its stock may decline significantly, even if it has increased earnings." The Trust respectfully declines to make the requested change because it believes that the first sentence must precede the second sentence in order to inform investors of the meaning of "these expectations" in the second sentence.

      (ii) The first two sentences of the Equity Income Fund's "MLPs Risk" have been deleted.

     (iii) The first sentence of the Equity Income Fund's "REIT Risk" has been deleted.

PROSPECTUS COMMENTS APPLICABLE TO THE ALL CAP GROWTH FUND

7. COMMENT. In the "Principal Investment Strategies" section of the All Cap Growth Fund, please clarify the starting universe from which the Adviser picks securities.

     RESPONSE. The requested change has been made.

8. COMMENT. In the All Cap Growth Fund's "Management Risk" disclosure, please clarify that the Fund is actively managed.

     RESPONSE. The requested change has been made.

PROSPECTUS COMMENTS APPLICABLE TO THE EQUITY INCOME FUND

9. COMMENT. In the Equity Income Fund's "Principal Investment Strategies" section, please confirm that the Fund will adhere to the Staff's position that derivatives must be valued at their market, as opposed to notional, value for purposes of an 80% investment policy.

     RESPONSE. In response to this comment, the phrase "and other instruments that have economic characteristics similar to equity securities" has been deleted.

          While the Trust acknowledges the Staff's position, it respectfully declines to make the requested confirmation because the Fund intends to take into account exposures created by derivative instruments for purposes of its 80% investment policy in a manner consistent with Rule 35d-1 under the 1940 Act. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of its 80% investment policy. On the other hand, if a derivative creates an investment exposure equivalent to a cash investment in the underlying issuer equal to the derivative's notional amount, the Fund reserves the right to use that amount for purposes of its 80% investment policy. The Trust respectfully submits that such treatment is consistent with the SEC's statement in footnote 13 of the adopting release for Rule 35d-1 (Release No. IC-24828) that "[i]n appropriate circumstances" a fund could "include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket."

10. COMMENT. In the Equity Income Fund's "Principal Investment Strategies" section, please disclose the market capitalization for equities in which the Fund will invest principally.

     RESPONSE. The requested change has been made.

11. COMMENT. In the "Principal Investment Strategies" section, please confirm that the Equity Income Fund will count only those convertible securities that are "immediately" convertible into equity securities toward satisfying the Fund's 80% investment policy.

     RESPONSE. The Trust respectfully submits that it believes that the Fund's definition of equity securities is reasonable and permitted under current SEC requirements. The Trust notes that in footnote 43 of the adopting release for Rule 35d-1 (Release No. IC-24828) (the "Rule 35d-1 Adopting Release"), the SEC stated that a fund may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objective and strategies, and that in footnote 13 of the Rule 35d-1 Adopting Release, the SEC explained that the Rule's 80% requirement applies to the fund's "investments" (as opposed to the narrower term "securities"), and therefore in appropriate circumstances a fund can include in its 80% basket an investment with "economic characteristics similar to the securities included in that basket." Accordingly, the Trust has defined equity securities to include all convertible securities because it considers convertible securities to have economic characteristics similar to equity securities, regardless of whether the convertible securities are immediately convertible. The Trust further believes that it is reasonable to count all convertible securities as equity securities because of the 1933 Act definition of equity securities. Specifically, Rule 405 of the 1933 Act defines equity security as:

          [a]ny stock or similar security, certificate of interest or participation in any profit sharing agreement, preorganization certificate or subscription, transferable share, voting trust certificate or certificate of deposit for an equity security, limited partnership interest, interest in a joint venture, or certificate of interest in a business trust; any security future on any such security; OR ANY SECURITY CONVERTIBLE, WITH OR WITHOUT CONSIDERATION INTO SUCH A SECURITY, or carrying any warrant or right to subscribe to or purchase such a security; or any such warrant or right; or any put, call, straddle, or other option or privilege of buying such a security from or selling such a security to another without being bound to do so. (emphasis added)

     Accordingly, the Trust respectfully declines to make the requested confirmation.

12. COMMENT. Please confirm supplementally that the Equity Income Fund does not expect to invest in contingent convertible securities as a principal investment strategy or, alternatively, add appropriate principal investment strategy and principal risk disclosure.

     RESPONSE. The Trust confirms that the Fund does not expect to invest in contingent convertible securities as a principal investment strategy.

13. COMMENT. Since "Micro-Capitalization Company Risk" is disclosed as a principal risk of investing in the Fund, please include investments in micro-capitalization companies in the Equity Income Fund's "Principal Investments Strategies" section if investing in micro-capitalization companies is a principal investment strategy of the Fund.

     RESPONSE. The requested change has been made.

14. COMMENT. Please confirm supplementally why the Equity Income Fund will be investing in micro-capitalization companies as many micro-capitalization companies are not typically characterized as income producers.

     RESPONSE. ATIA has noted for the Trust that certain micro-capitalization companies do produce income and that, in any event, it believes that investing in such companies is consistent with the Fund's investment objective.

15. COMMENT. (a) Please confirm supplementally that the disclosure under the heading "Receiving Your Money" is consistent with the revised changes to Items 11(c) of Form N-1A. (b) Please confirm supplementally that the disclosure under the heading "Receiving Your Money" is consistent with the requirements of Item 11(d) of Form N-1A.

     RESPONSE. (a) The Trust confirms that it believes that the disclosure under the heading "Receiving Your Money" is consistent with the current requirements of Item 11(c) of Form N-1A.

     (b) The Trust notes that the disclosure under the heading "Receiving Your Money" is not intended to respond to the requirements of Item 11(d) of Form N-1A regarding dividends and distributions but confirms that it believes that the disclosure under the heading "Dividends and Distributions," which is intended to respond to the requirements of Item 11(d), is consistent with the requirements of Item 11(d).

16. COMMENT. Please consider moving the discussion regarding the taxation of MLP investors, including the impact of an investor's basis in an MLP reaching zero, currently in the SAI to the "Taxes" section in the Prospectus.

     RESPONSE. The requested change has been made.

SAI COMMENTS

17. COMMENT. In the "Investment Limitations" section, please revise the narrative disclosure with respect to the fundamental investment policy on concentration to clarify that private activity bonds will be counted by the Funds as investments in the industry to which they are related, and thus subject to each Fund's 25% industry concentration limit.

     RESPONSE. The Trust notes that in light of each Funds' principal investment strategy as disclosed in the prospectus, it is highly unlikely that a Fund will ever invest in private activity bonds, let alone invest 25% or more of its assets in these types of securities, and the Adviser has no present intention to do so. While the Trust appreciates the Staff's view on this matter, the Trust is unaware of any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that require this interpretation. Therefore, the Trust respectfully declines to make the change requested by this Comment.

18.  COMMENT. In the SAI, please complete the "Board Compensation" section.

     RESPONSE. The requested change has been made.


If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese
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David W. Freese